UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  SEC File Number:  000-00439
                                                  CUSIP Number:     027284108

(Check One): [_] Form 10-K   [_] Form 20-F    [_] Form 11-K   [X] Form 10-Q

             [_] Form 10-D   [_] Form N-SAR   [_] Form N-CSR

         For Period Ended:  March 31, 2006

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                -----------------
                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  American Locker Group Incorporated
                          ----------------------------------
Former Name if Applicable:

Address of Principal Executive Office
(Street and Number):  815 South Main Street
                      ---------------------

City, State and Zip Code:  Grapevine, Texas 76051
                           ----------------------

                                ----------------
                                     PART II
                             RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                ---------------
                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        As previously disclosed in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2004, which was filed with Securities and Exchange Commission on July 27, 2005, the Company's Board of Directors adopted a restructuring plan to reduce annual selling, general and administrative expenses. Pursuant to that restructuring plan, in September 2005, the Company centralized and relocated many financial reporting functions and all administrative functions to its new headquarters in Grapevine, Texas. The logistics involved in implementing this centralization and relocation have contributed to the difficulties in completing the requisite financial statements of the Company for inclusion in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and, in turn, the requisite interim financial statements of the Company for inclusion in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006. Further, the logistical challenges presented by the previously disclosed change in the Company's independent registered public accounting firm in late September 2005 and the previously disclosed resignation of the Company's Chief Financial Officer in March 2006 have made a delayed filing necessary. The Controller Group LLP, a Dallas-based accounting services provider, has been engaged to assist in the transition of the accounting and financial reporting functions to Grapevine, Texas. In addition, The Controller Group LLP is reviewing the fourth quarter 2005 accounting activity in order to prepare the Company's 2005 financial statements for audit. The Company will not be able to complete the preparation of its financial statements for its fiscal quarter ended March 31, 2006 and file the Quarterly Report on Form 10-Q for the fiscal quarter then ended until the Company's financial statements for its 2005 fiscal year have been completed and the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 has been filed.

                                 ----------------
                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Edward F. Ruttenberg                                   (817) 329-1600
        ---------------------------------------------------------------------
        (Name)                                  (Area Code)(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                                            [_] Yes  [X] No

         Annual Report on Form 10-K for the fiscal year ended December 31, 2005

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes  [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that, as a result of the previously announced non-renewal of the Company's contract with the United States Postal Service in February 2005 and the adoption and partial implementation of the restructuring plan described above, the results of operations for the fiscal quarter ended March 31, 2006 will reflect significant changes from the corresponding period in 2005. It is not possible to quantify these changes until after the operating results for the Company's fiscal year ended December 31, 2005 are finalized and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 is filed.

                       American Locker Group Incorporated
                      -------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      May 15, 2006               By: /s/Edward F. Ruttenberg
           -------------                  ----------------------
                                          Edward F. Ruttenberg
                                          Chairman, Chief Executive Officer
                                          Chief Operating Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

       Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).